COMMENTS RECEIVED ON 08/22/2018

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund,

Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, Fidelity Advisor Utilities Fund

POST-EFFECTIVE AMENDMENT NO. 78

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that the current strategy and risk disclosure is appropriate.

4.

Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

C:

The Staff requests we explain whether each fund is currently designated as diversified or non-diversified. The Staff also would like us to explain how the fund’s operation in violation of its designated sub-classification under Section 5 is consistent with the requirements of the 1940 Act.

R:

Each fund is currently designated as non-diversified under Section 5(b)(2) of the Investment Company Act of 1940.  The fund believes that it operates consistent with Sections 8(b)(1) and 13(a)(1) of the act and Rule 13a-1 thereunder. Section 8(b)(1) requires a fund, among other things, to recite its sub-classification as diversified or non-diversified in its registration statement.  Section 13(a)(1) prohibits a diversified fund from becoming non-diversified, but not vice versa, without shareholder approval. Rule 13a-1 provides that a fund may change its subclassification from diversified to non-diversified without shareholder approval provided that (i) the fund was registered as non-diversified (or, if not, legally became non-diversified at a later date); (ii) following registration and within three years prior to the change from diversified to non-diversified, the fund became diversified; and (iii) at the time the fund became diversified, the fund’s registration statement did not state that the fund intended to become a diversified fund. Rule 13a-1 therefore recognizes that, notwithstanding a fund’s classification as non-diversified, it may operate as a diversified fund for a period of less than three years without requiring shareholder approval to operate as non-diversified thereafter. In this regard, diversification is unlike concentration, where a fund generally cannot reserve the freedom to concentrate or not concentrate.

In light of the Staff’s comment, each fund will update its disclosure as follows:

“In addition, the fund is ~~considered~~ classified as non-diversified under the Investment Company Act of 1940, which means that it has the ability to ~~and can~~ invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.

5.

Fidelity Advisor Semiconductors Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies principally engaged in the design, manufacture, or sale of electronic components; equipment vendors to electronic component manufacturers; electronic component distributors; and electronic instruments and electronic systems vendors.”

C:

The Staff requests we revise the 80% policy as the fund should be investing 80% in semiconductors.

R:

The fund currently operates under an investment policy of investing primarily in companies engaged in specified activities that are suggested by its name. The fund’s “invest primarily” policy is a fundamental policy that can only be changed after approval by the fund’s shareholders.

The fund sought shareholder approval to eliminate its “invest primarily” policy at a shareholder meeting held on December 8, 2017, which was subsequently adjourned.  In addition, the fund communicated to shareholders that, if this proposal was approved, the fund would revise its investment policies so that it normally invests at least 80% of its assets in securities of companies principally engaged in the design, manufacture, or sale of semiconductors and semiconductor equipment.  Shareholders did not approve this proposal at their meeting.  As a result, the fund is required to operate under its existing “invest primarily” policy and related 80% test.

To the extent that the fund holds a shareholder meeting in the future, the fund will submit to shareholders a proposal to eliminate its existing “invest primarily” policy and approve changes similar to those proposed to shareholders at the December 8, 2017 meeting.

6.

Fidelity Advisor Semiconductors Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Electronics Industry Concentration.  The electronics industry can be significantly affected by rapid obsolescence, intense competition, and global demand.”

C:

The Staff requests we revise the disclosure to “Semiconductors” Industry Concentration.

R:

The fund is unable to implement this comment for the reasons discussed in its response to Comment 5.

7.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“For purposes of the fund's concentration limitation discussed above, SelectCo may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.”

C:

The Staff requests we change “plurality of” to “majority of” and “related to” to either “derived from” or “committed to”.

R:

The fund believes that its definition of “principally engaged” is reasonable and respectfully declines to implement the proposed change.

8.

Fidelity Advisor Semiconductors Fund

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities having the specific characteristics denoted by the fund.”

C:

The Staff requests we revise the policy to read “the semiconductors industry.”

R:

The fund is unable to implement this comment for the reasons discussed in its response to Comment 5.

9.     Fidelity Advisor Biotechnology Fund, Fidelity Advisor Communications Equipment Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund

“Investment Policies and Limitations” (SAI)

“Diversification”

“In order to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.

Subchapter M generally requires a fund to invest no more than 25% of its total assets in securities of any one issuer or in the securities of certain publicly-traded partnerships and to invest at least 50% of its total assets so that (a) no more than 5% of the fund's total assets are invested in securities of any one issuer, and (b) the fund does not hold more than 10% of the outstanding voting securities of that issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other regulated investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.”

C:

The Staff requests we explain how the diversification policy is consistent with the disclosure in the prospectus that the fund is considered non-diversified.

R:

Each fund is subject to diversification classification requirements under the Investment Company Act of 1940 and diversification limits imposed by the Internal Revenue Code for it to qualify for certain tax treatment as a regulated investment company.  Each fund believes that it is not inconsistent for it to be classified as non-diversified under the Investment Company Act of 1940 and still meet the diversification limits of the Internal Revenue Code.  In response to the Staff’s comment, each fund has updated its prospectus disclosure to make clear that it is classified as non-diversified under the Investment Company Act (see response to Comment 5).